UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			      FORM U-13-60

			      ANNUAL REPORT

			     FOR THE PERIOD

	  Beginning January 1, 1998     and Ending     December 31, 1998

				 TO THE

		 U.S. SECURITIES AND EXCHANGE COMMISSION

				   OF


			 ENTERGY ENTERPRISES, INC.
   ___________________________________________________________________
		    (Exact Name of Reporting Company)


A       Subsidiary                              Service Company
  _____________________________________________
     ("Mutual " or "Subsidiary")


Date of Incorporation December 30, 1983
		     __________________

If not Incorporated, Date of Organization

State or Sovereign Power under which Incorporated or Organized Louisiana
							       ----------

Location of Principal Offices of Reporting Company
639 Loyola Avenue, New Orleans, Louisiana 70113


Name, title and address of officer to whom correspondence concerning this report should be addressed:


Mr. Gary S. Fuqua             Vice President-Finance and Treasurer
      (Name)                          (Title)

P.O. Box 61000, New Orleans, La. 70116
	   (Address)

   Name of Principal Holding Company Whose Subsidiaries are served by
			   Reporting Company:

			   Entergy Corporation

		  INSTRUCTIONS FOR USE OF FORM U-13-60

1.  Time of Filing
    Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.  Number of Copies
    Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.  Period Covered by Report
    The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.  Report Format
    Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed
    All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01 (b)).

6.  Deficits Displayed
    Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, SS210.3-01(c)).

7.  Major Amendments or Corrections
    Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions
    Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.  Organization Chart
    The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation
    The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed
    The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


			      2 of 27 pages

	      Listing Of Schedules and Analysis of Accounts

									Schedule or         Page
	       Description of Schedules and Accounts                  Account Number       Number
Comparative Balance Sheets                                           Schedule I               4-5
Service Company Property                                             Schedule II                6
Accumulated Provision for Depreciation and Amortization of Service
   Company Property                                                  Schedule III               7
Investments                                                          Schedule IV                8
Accounts Receivable from Associate Companies                         Schedule V                 8
Fuel Stock Expenses Undistributed                                    Schedule VI                9
Stores Expense Undistributed                                         Schedule VII               9
Miscellaneous Current and Accrued Assets                             Schedule VIII             10
Miscellaneous Deferred Debits                                        Schedule IX               10
Research, Development, or Demonstration Expenditures                 Schedule X                10
Proprietary Capital                                                  Schedule XI               11
Long-Term Debt                                                       Schedule XII              12
Current and Accrued Liabilities                                      Schedule XIII             13
Notes to Financial Statements                                        Schedule XIV              13
Comparative Income Statements                                        Schedule XV               14
Analysis of Billing - Associate Companies                            Account 457               15
Analysis of Billing - Nonassociate Companies                         Account 458               16
Analysis of Charges for Service - Associate and Nonassociate         Schedule XVI              17
Companies
Schedule of Expense of Department or Service Function                Schedule XVII             18
Departmental Analysis of Salaries                                    Account 920               19
Outside Services Employed                                            Account 923               20
Employee Pensions and Benefits                                       Account 926               21
General Advertising Expenses                                         Account 930.1             21
Miscellaneous General Expenses                                       Account 930.2             22
Rents                                                                Account 931               22
Taxes Other Than Income Taxes                                        Account 408               23
Donations                                                            Account 426.1             23
Other Deductions                                                     Account 426.5             24
Notes to Statement of Income                                         Schedule XVIII            24
Financial Data Schedule                                              Schedule XIX              25

	Listing of Instructional Filing Requirements
											    Page
	       Description of Reports or Statements                                        Number

Organization Chart                                                                             26
Methods of Allocation                                                                          26
Annual Statement of Compensation for Use of Capital Billed                                     26
Signature Clause                                                                               27





			      3 of 27 pages



  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		Schedule I - Comparative Balance Sheet


Give balance sheet of the Company as of December 31 of the current and prior year.

Account                           Assets and Other Debits
										       As of December 31
										      Current        Prior
	  Service Company Property
  101     Service company property (Schedule II)                                    $10,676,142    $9,732,364
  107     Construction work in progress (Schedule II)                                   144,884       275,929
										    -----------    ----------
	      Total Property                                                         10,821,026    10,008,293
										    -----------    ----------

  108     Less accumulated provision for depreciation and amortization of service
	  company property (Schedule III)                                             5,349,536     3,169,476
										    -----------    ----------
	      Net Service Company Property                                            5,471,490     6,838,817
										    -----------    ----------

	  Investments

  123     Investments in associate companies (Schedule IV)                              311,588    59,685,325
  124     Other Investments (Schedule IV)
  128     Special Funds (Schedule IV)                                                   353,691       372,121
										    -----------    ----------
	      Total Investments                                                         665,279    60,057,446
										    -----------    ----------

	  Current and Accrued Assets

  131     Cash                                                                        5,428,865       985,949
  135     Working funds                                                                 573,381       466,712
  136     Temporary cash investments (Schedule IV)                                   13,175,394     7,900,669
  141     Notes Receivable                                                            2,223,556             -
  142     Customer Accounts Receivable                                                        -          (643)
  143     Accounts receivable                                                            84,302       107,464
  144     Accumulated provision of uncollectible accounts
  146     Accounts receivable from associate companies (Schedule V)                  15,370,002    14,854,532
  152     Fuel stock expenses undistributed (Schedule VI)
  154     Materials and supplies
  163     Stores expense undistributed (Schedule VII)
  165     Prepayments                                                                   506,294       194,736
  174     Miscellaneous current and accrued assets (Schedule VIII)                       30,976        16,964
										    -----------    ----------
	      Total Current and Accrued Assets                                       37,392,770    24,526,383
										    -----------    ----------

	  Deferred Debits

  181     Unamortized debt expense
  184     Clearing accounts
  186     Miscellaneous deferred debits (Schedule IX)                                (3,641,258)   (2,369,746)
  188     Research, development, or demonstration expenditures (Schedule X)
  190     Accumulated deferred income taxes                                          16,538,365     6,653,037
										    -----------    ----------
	      Total Deferred Debits                                                  12,897,107     4,283,291
										    -----------    ----------

	      TOTAL ASSETS AND OTHER DEBITS                                         $56,426,646   $95,705,937
										    ===========   ===========





				4 of 27 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		Schedule I - Comparative Balance Sheet


Account            Account Liabilities and Proprietary Capital
										As of December 31
									      Current         Prior
	  Proprietary Capital
  201     Common stock issued (Schedule XI)                                   $57,400,000   $57,400,000
  211     Miscellaneous paid-in-capital (Schedule XI)                         173,000,000   153,000,000
  216     Unappropriated retained earnings (Schedule XI)                     (212,809,519) (141,747,800)
									     ------------  ------------
	     Total Proprietary Capital                                         17,590,481    68,652,200
									     ------------  ------------

	  Long-Term Debt

  223     Advances from associate companies (Schedule XII)                     17,500,000     4,500,000
  224     Other long-term debt (Schedule XII)
  225     Unamortized premium on long-term debt
  226     Unamortized discount on long-term debt-debit
  227     Capital Leases
									     ------------  ------------
	     Total Long-Term Debt                                              17,500,000     4,500,000
									     ------------  ------------

	  Current and Accrued Liabilities

  231     Notes payable
  232     Accounts payable                                                     10,233,214     8,783,989
  233     Notes payable to associate companies (Schedule XIII)
  234     Account payable to associate companies (Schedule XIII)                4,462,458     5,274,365
  236     Taxes accrued                                                        (2,199,104)   (1,880,913)
  237     Interest accrued
  238     Dividends declared
  241     Tax collections payable                                                (461,443)      102,156
  242     Miscellaneous current and accrued liabilities (Schedule XIII)         9,344,862     9,033,521
									     ------------  ------------
	     Total Current and Accrued Liabilities                             21,379,987    21,313,118
									     ------------  ------------

	  Deferred Credits

  253     Other deferred credits                                                  (43,822)    1,240,619
  255     Accumulated deferred investment tax credits
									     ------------  ------------
	      Total Deferred Credits                                              (43,822)    1,240,619
									     ------------  ------------

  282     Accumulated Deferred Income Taxes


	      TOTAL LIABILITIES AND PROPRIETARY CAPITAL                       $56,426,646   $95,705,937
									     ============   ===========








			      5 of 27 pages


  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1998

		Schedule II - Service Company Property


					  Balance at             Retirements               Balance
					   Beginning                 or       Other (1)   at Close
		   Description              of Year   Additions     Sales      Changes     of Year

Service Company Property

Account
  301    Organization                        $126,136                                       $126,136
  303    Miscellaneous Intangible Plant          (856)      $856
  304    Land and Land Rights
  305    Structures and Improvements
  306    Leasehold Improvements             3,118,325    208,461                           3,326,786
  307    Equipment
  308    Office Furniture and
	 Equipment                          6,488,759    737,656      $3,195               7,223,220
  309    Automobiles, Other Vehicles
	 and Related Garage Equipment
  310    Aircraft and Airport Equipment
  311    Other Service Company
	 Property (3)
					  ----------------------------------------------------------
				SUB-TOTAL   9,732,364    946,973       3,195              10,676,142
					  ----------------------------------------------------------
  107    Construction Work in Progress        275,929   (131,045)                            144,884
					  ----------------------------------------------------------
				    TOTAL $10,008,293   $815,928      $3,195             $10,821,026
					  ==========================================================


(1) Provide an explanation of those changes considered material:


(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

							Balance at
Subaccount Description                     Additions   Close of Year
Office Furniture Equipment
      Furniture                             $280,768    $3,044,539
      Computer Equipment                     422,051     2,591,864
      Telephone                               31,642     1,586,817
					    --------    ----------
			     TOTAL          $734,461    $7,223,220
					    ========    ==========


(3) Describe other service company property:







				6 of 27 pages



 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

	      For the Year Ended December 31, 1998

    Schedule III - Accumulated Provision for Depreciation and
	     Amortization of Service Company Property


					      Balance at   Additions                    Other       Balance
					       Beginning   Charged to                Changes Add   at Close
		      Description               of Year   Account 403  Retirements  (Deduct) (1)    of Year

Account
   301      Organization                         $126,135                                            $126,135
   303      Miscellaneous Intangible Plant
   304      Land and Land Rights
   305      Structures and Improvements
   306      Leasehold Improvements                700,323     $795,887                   ($6,467)   1,489,743
   307      Equipment
   308      Office Furniture and Fixtures       2,343,018    1,401,600       $2,790       (8,170)   3,733,657
   309      Automobiles, Other Vehicles
	    and Related Garage Equipment
   310      Aircraft and Airport Equipment
   311      Other Service Company
	    Property
					       --------------------------------------------------------------
					TOTAL  $3,169,476   $2,197,487       $2,790     ($14,637)  $5,349,535
					       ==============================================================

(1) Provide an explanation of those changes considered material:




			7 of 27 pages

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

    For the Year Ended December 31, 1998 Schedule IV - Investments


Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

								      Balance at      Balance at
					 Description                 Beginning of   Close of Year
									 Year

Account 123 - Investment in Associate Companies
     Entergy Integrated Solutions, Inc.                               $ 53,542,375               -
     Entergy Operations Services, Inc.  (420 Shares Common Stock)        2,483,564       $ 311,588
     Entergy Nuclear, Inc.                                               3,659,386               -
								      ------------       ---------
	     TOTAL                                                    $ 59,685,325       $ 311,588
								      ============       =========
Account 128 - Special Funds
     California, Florida, Houston, Singapore, Washington,
      London, Australia & EOSI office security deposits                  $ 372,121       $ 353,691

Account 136 - Temporary Cash Investments
     Commercial paper                                                    8,448,430      12,046,714
     Money market                                                         (547,761)      1,128,680
								      ------------     -----------
	     TOTAL                                                      $7,900,669     $13,175,394
								      ============     ===========




   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		  For the Year Ended December 31, 1998

	  Schedule V - Accounts Receivable from Associate Companies


Instructions:
Complete the following schedule listing accounts receivable from each associate company.
Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

							       Balance at       Balance at
	Description                                        Beginning of Year  Close of Year

Account 146 - Accounts Receivable from Associate Companies

See page 8-A                                                    $14,854,532     $15,370,002
								-----------     -----------
					TOTAL                   $14,854,532     $15,370,002
								===========     ===========


										   Total
Analysis of Convenience or Accommodation Payments:                                Payments

See page 8-A                                                                    $5,187,726
										----------
					TOTAL                                   $5,187,726
										==========

				   8 of 27 pages


   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		   For the Year Ended December 31, 1998
	 Schedule V - Accounts Receivable from Associate Companies

Instructions:
  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

								  Balance at       Balance at
				     Description               Beginning of Year  Close of Year
Account 146 - Accounts Receivable from Associate Companies
Entergy Power Development Corp.                                     $1,559,217      $1,144,212
Entergy Enterprises-Retail Services Division                         1,112,311        (787,316)
Entergy S.A.                                                               658         (40,679)
Entergy International Holdings, Ltd, LLC                             4,009,365       5,561,855
Entergy Power, Inc.                                                    122,380          74,483
Entergy Power Edegel                                                   186,003          82,797
Entergy ISI                                                            348,413         435,710
Entergy Pakistan, Ltd.                                                  18,515          14,327
Entergy Power CBA Holding, Ltd.                                        118,083          (1,956)
Entergy Power Marketing Corp.                                        1,286,627       1,224,662
Entergy Operations Services, Inc.                                       16,507         269,348
Entergy Power Operations Corp.                                       3,029,507         113,807
Entergy Power Edesur Holding                                            (4,503)         35,752
Entergy Technologies Holding Co.                                       610,408         351,976
Entergy Services Inc.                                                 (160,033)     (3,317,340)
Entergy Business Solutions, Inc.                                       239,341         566,232
Entergy Power Generation Corp.                                         315,040         438,383
Entergy Power International Holdings Corp.                             176,409       2,438,893
Entergy Security Co.                                                   107,412               -
Entergy Technologies Corp.                                              83,947         125,195
Entergy Enterprises Inc. (Divisions)                                   809,607         323,039
Entergy International Ltd.                                             344,881       1,380,299
Entergy Nuclear Inc.                                                   159,010         724,967
Entergy Corporation                                                                  2,302,920
Entergy Power Asia                                                                      10,398
Entergy Power Chile, Inc.                                                               32,842
Entergy Power Chile S.A.                                                                 5,742
Entergy Trading & Marketing                                                          1,854,282
Entergy Global Power Operations Corp.                                                      131
Entergy do Brazil                                                                      (27,445)
Entergy Power Operations U.S., Inc.                                                        131
Entergy Enterprises, Inc.-London Division                                               33,969
Kingsnorth Power Ltd.                                                                   (2,014)
Entergy Power Group-Cayman Holding I                                                       100
Entergy Power Group-Cayman Holding II                                                      100
Entergy Victoria                                                                           200
Entergy Arkansas                                                       365,427
								   -----------     -----------
						       TOTAL       $14,854,532     $15,370,002
								   ===========     ===========


										    Total
Analysis of Convenience or Accommodation Payments:                                 Payments
Entergy Nuclear, Inc.                                                               $1,464,732
Entergy Operations Services, Inc.                                                      621,420
Entergy Integrated Solutions, Inc. - Consulting                                      3,101,574
										    ----------
								TOTAL PAYMENTS      $5,187,726
										    ==========


				   8-A of 27 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
		      (UNCONSOLIDATED)
	    For the Year Ended December 31, 1998
       Schedule VI - Fuel Stock Expenses Undistributed


Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description                   Labor        Expenses     Total

Account 152 - Fuel Stock      None         None         None
Expenses Undistributed


			      -------------------------------
TOTAL                         - 0 -        - 0 -        - 0 -
			      ===============================
Summary:




	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			      (UNCONSOLIDATED)

		  For the Year Ended December 31, 1998

	     Schedule VII - Stores Expense Undistributed


Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description                         Labor        Expenses   Total

Account 163 - Stores Expense        None         None        None
	      Undistributed

				    ------------------------------
TOTAL                               - 0 -        - 0 -       - 0 -
				    ==============================


				   9 of 27 pages



	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		       For the Year Ended December 31, 1998

		Schedule VIII - Miscellaneous Current and Accrued Assets


Instructions:
   Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

							  Balance at        Balance at
				  Description          Beginning of Year   Close of Year
Account 174 - Miscellaneous Current and Accrued Assets
Interest Receivable on Temporary Investments                      $9,390      $18,075
Income Tax Receivable                                              7,574       12,901
								 -------      -------
Other                                                            $16,964      $30,976
								 =======      =======


	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

				For the Year Ended December 31, 1998

			Schedule IX - Miscellaneous Deferred Debits


Instructions:
  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

					       Balance at        Balance at
			     Description    Beginning of Year   Close of Year

Account 186 - Miscellaneous Deferred Debits

Employee Benefits and Taxes                     ($2,433,593)      ($3,255,699)
Non-Productive Time                                  63,847         (724,780)
Note Receivable-Employee                                             366,555
Intercompany Suspense                                                (27,334)
						------------     ------------
				     TOTAL      ($2,369,746)     ($3,641,258)
						============     ============


	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

			For the Year Ended December 31, 1998

	   Schedule X - Research, Development or Demonstration Expenditures


Instructions.
  Provide a description of each material research, development,or demonstration project which incurred costs by the service corporation during the year.

				Description                 Amount
[S]                                                          [C]
Account 188 - Research, Development, or                      None
	      Demonstration Expenditures                    ------
						   TOTAL    - 0 -
							    ======



			     10 of 27 pages

	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

			 For the Year Ended December 31, 1998

			  Schedule XI - Proprietary Capital


						     Number of Shares  Par or Stated     Outstanding Close of Period
       Account Number                Class of Stock     Authorized     Value Per Share   No. of Shares  Total Amount
       201                      Common Stock Issued      100,000        None             57,400          $57,400,000



       Instructions:
       Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

				       Description                                         Amount
       Account 211     Miscellaneous Paid-in Capital                                             $173,000,000
			 Capital contributions from Entergy Corp. to invest in
			 other businesses and to fund domestic and international
			 power development
       Account 215     Appropriated Retained Earnings                                             None
												 ------------
										  TOTAL          $173,000,000
												 ============


       Instructions:
       Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General
       Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

							   Balance at      Net Income     Dividends     Balance at
							  Beginning of     -or (loss)       Paid      Close of Year
		      Description                             Year
       Account 216  - Unappropriated Retained Earnings    ($141,747,800)   ($71,061,719)    None      ($212,809,519)
							  --------------   -------------   ------     --------------
						   TOTAL  ($141,747,800)   ($71,061,719)    - 0 -     ($212,809,519)
							  ==============   =============   ======     ==============
			      Page 11 of 27


    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1998

		     Schedule XII - Long-Term Debt

Instructions:
  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

				   Terms of Obligation                                 Balance at                        Balance at
				     Class & Series     Date of  Interest   Amount     Beginning                           Close
	  Name of Creditor           of Obligation      Maturity   Rate   Authorized    of Year   Additions  Deductions   of Year
Account 223 - Advances from
	       Associate Companies:
		 Entergy Corporation  Open account advance    -      -         -       $4,500,000  $13,000,000    $0    $17,500,000


Account 224 - Other Long-Term
			  Debt:                                                          None                              None



										       --------------------------------------------
									   TOTAL       $4,500,000  $13,000,000    $0    $17,500,000
										       ============================================
				12 of 27 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		    For the Year Ended December 31, 1998

	     Schedule XIII - Current and Accrued Liabilities


Instructions:
  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

								       Balance at    Balance at
				 Description                          Beginning of  Close of Year
									  Year

Account 233 - Notes Payable to Associate Companies                        None          None

									  ------        ------
								TOTAL       $0            $0
									  ======        ======

Account 234 - Accounts Payable to Associate Companies
Entergy Services, Inc.                                                   $2,042,103   ($3,084,869)
Entergy Power S.A.                                                            8,645
Entergy Power Marketing Corp.                                               165,324
Entergy Corporation                                                          35,576     7,043,822
Entergy Enterprises- Retail Services Division                             2,138,110
Entergy Enterprises Inc. (Divisions)                                        809,607       472,816
Entergy Power Asia Ltd.                                                      75,000
Entergy Louisiana                                                                            (179)
Entergy Gulf States                                                                        (2,719)
Entergy Mississippi                                                                        33,718
Entergy Arkansas                                                                             (131)
									 ----------    ----------
								TOTAL    $5,274,365    $4,462,458
									 ==========    ==========
Account 242 - Miscellaneous Current and Accrued Liabilities
Benefit Plans                                                            $7,809,672    $7,040,152
Outside Directors Stock Plan                                                 (8,833)
Accrued Liabilities - Litigation                                                        1,804,710
Accrued Liabilities - Office Relocations                                  1,232,682       500,000
									 ----------    ----------
								TOTAL    $9,033,521    $9,344,862
									 ==========    ==========

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1998

	    Schedule XIV - Notes to Financial Statements

Instructions:
  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 13-A through 13-E


			    13 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1998

	     Schedule XIV - Notes to Financial Statements



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. Organization

     Entergy Enterprises, Inc. (Enterprises or the Company), formerly Electec, Inc., is a diversified subsidiary of Entergy Corporation (Entergy) chartered in December 1983 to market the Entergy System's (the System) capabilities, expertise, and resources, and to engage in preliminary development activity relating to investments in qualifying facilities under the Public Utility Regulatory Policies Act.

     Enterprises' principal activities during 1998 included: (1) preliminary development activities with respect to various investment opportunities for the Entergy System, (2) market to non-associates the System's expertise and capabilities in energy-related areas, including the expertise of Entergy Power, Inc. gained from its bulk power business, (3) market to non-associates intellectual property developed by System companies, (4) provide various consulting, management, administrative and support services to certain associate companies, (5) provide directly, or indirectly through one or more special purpose subsidiary companies of Entergy or Enterprises, various operations and maintenance services to non-associate or certain associate companies, and (6) develop and field test a proposed telecommunications systems for advanced energy management and other utility applications.

     Enterprises was first authorized to conduct business as a subsidiary company for the System by order of the SEC dated January 11, 1983.

     All transactions between Enterprises and the System companies are on a full cost reimbursement basis.

 B.  System of Accounts

     The accompanying financial statements include the accounts of Enterprises, which are maintained in accordance with the system of accounts prescribed by the SEC.

 C.  Cash and Cash Equivalents

     For the purpose of Statement of Cash Flows, Enterprises considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

 D.  Depreciation and Amortization

     Depreciation is computed on the declining balance method for Enterprises over the estimated useful lives of the furniture and equipment. Leasehold costs and improvements are amortized over their estimated useful lives (five years).

  E. Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  F. Income Taxes

     The company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities and loss carryforwards. Deferred tax balances are based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

     The Company joins its parent and the other Entergy subsidiaries in filing a consolidated Federal income tax return. Income taxes (or benefits) are allocated to the Company in proportion to its contribution to consolidated taxable income.


2.   TRANSACTIONS WITH AFFILIATES

     Entergy Services provides technical and consulting services and other assistance to Enterprises at cost which amounted to $23,151,560 and $16,348,000 for the years 1998 and 1997, respectively.


3.   INCOME TAXES

     The tax sharing agreement with Entergy provides that the Company will receive tax benefit for its taxable loss utilized by other members of the consolidated group. Accordingly, a long-term receivable has been recorded at December 31, 1998 to reflect the tax benefit of the Company's cumulative loss in jurisdictions in which the Company files combined or consolidated returns (U.S. Federal, Arkansas, and Mississippi for 1998).

     Deferred income taxes are provided in recognition of temporary differences between the financial reporting and income tax basis of assets and liabilities and loss carryforwards. Deferred income tax assets (liabilities) are comprised of the following at December 31, 1998 and 1997.

Deferred Tax Assets/(Liabilities)                             1998         1997
Equipment and fixed assets                                $  354,874   $2,334,895
Deferred charges and other                                 9,735,589      541,620
Unrealized loss on marketable securities                   2,827,178    2,142,726
Other intangible assets                                      994,272    1,198,646
Business development assignment                            2,626,452      435,150
State net operating loss carryforwards                       325,753      325,753
							 -----------  -----------
Gross deferred tax asset/(liabilities)                    16,864,118    6,978,790
	      State deferred tax valuation allowance        (325,753)    (325,753)
							 -----------  -----------
Net Deferred Tax Assets/(Liabilities)                    $16,538,365  $ 6,653,037
							 ===========  ===========
</TABLE

     The  ultimate  realization  of  these  deferred  tax  assets   is
     dependent  upon future taxable income sufficient  to  offset  the related  deductions and loss carryforwards within the  applicable
     carryforward  period.   The valuation  allowance  is  based  upon
     management's  conclusions that sufficient positive  evidence,  as defined  by  FAS  109, regarding the realization of  certain  tax carryforward items does not exist. Such items generally relate to state  loss  carryforwards in states  in  which  Entergy  or  its subsidiaries do not file a combined or consolidated return.

     The provision for intercompany (benefit) expense in lieu of federal income taxes for the year ended December 31, 1998 and 1997 consisted of the following:

						      1998          1997
     Current:
       Federal                                    $(41,940,519)  $(6,485,166)
       State                                         1,041,686    (1,085,819)
						  ------------   -----------
       Total Current Income Tax Expense (Benefit)  (40,898,833)   (7,570,985)

     Deferred:
       Federal                                         270,801     1,595,566
       State                                           161,844       826,273
						  ------------   -----------
       Total Deferred Income Tax Expense               432,645     2,421,839
						  ------------   -----------
       Recorded Income Tax Expense (Benefit)      $(40,466,188)  $(5,149,146)
						  ============   ===========

     The Company's total income taxes differ from the amounts computed by  applying  the  statutory Federal income tax  rate  to  income
     before  taxes.   The  primary reason for the  difference  is  the
     effect of state income taxes.

     At  December  31,  1998,  the  Company  had  net  operating  loss carryforwards  available for state income tax reporting  purposes
     of   approximately  $4.2  million.   These  net  operating   loss
     carryforwards   expire  during  various  periods   through   2011
     depending on the taxing jurisdiction.


4    INVESTMENT IN SUBSIDIARIES

     During  1998, Enterprises sold 100% of its ownership  in  Entergy
     Nuclear, Inc. to Entergy Corporation. Also, Enterprises sold approximately 86% of its ownership in Entergy Operation Services, Inc. to Entergy Corporation. Sales of these two entities were at net book value and no gain/loss was recognized on the sale.

     In  1992, Enterprises formed a new subsidiary, Entergy Integrated
     Solutions,  Inc.  (EISI) formerly Entergy  Systems  and  Service,
     Inc.,  to  enter into the business of providing energy management
     services   with   an   initial  focus   on   efficient   lighting
     technologies.  In September 1998, Enterprises sold its investment in EISI.  The loss on the sale was approximately $69 million ($36 million net of tax).


5.COMMON STOCK

     At December 31, 1998, Enterprises is authorized, by its Charter, to issue 100,000 shares of its common stock.

     It  is  anticipated  that  Enterprises' cash  flow  generated  by
     ongoing  operations  may  not  be  sufficient  to  fund  all   of
     Enterprises' obligations. At December 31, 1998, Entergy  did  not have  authorization from the SEC to invest in Enterprises through additional purchases of its common stock.  Further investment  by
     Entergy   in   Enterprises  may  take   the   form   of   capital
     contributions,  loans,  and/or  open  account  advances  (without interest).


6.   COMMITMENTS & CONTINGENCIES

     In  June 1993, Catalyst Technologies, Inc. (CTI) filed a petition in  the Civil District Court for the Parish of Orleans, Louisiana
     (CDC),   against  Electec,  Inc.,  the  predecessor  Company   of
     Enterprises.  The petition alleged, among other things, breach of contract  and  breach of the obligation of good  faith  and  fair
     dealing.   In August 1997, a jury in the CDC returned  a  verdict
     against  Enterprises in the amount of $346 million plus  interest of approximately $118 million.  In November 1997, the trial judge entered a judgement notwithstanding the verdict in favor  of  EEI in  the  CTI lawsuit.  Finding as a matter of law that the jury's verdict  was  incorrect, the judge ruled that  no  contract  ever existed  between  CTI and Enterprises, and that the  verdict  was contrary  to the law and the evidence.  CTI appealed this  ruling to the Louisiana Court of Appeal for the Fourth Circuit, and oral argument  was heard in November 1998.  In March 1999, Enterprises agreed  to settle the lawsuit for a $2.5 million cash payment  to the plaintiffs, and dismissal of the proceeding.

     Panda Energy Corporation (Panda) has commenced litigation in  the
     Dallas District Court naming Entergy, Entergy Power Incorporated,
     Entergy  Power  Asia  LTD, and the Company  as  defendants.   The
     allegations   against  the  defendants  include,  among   others,
     tortuous  interference  with contractual  relations,  conspiracy, misappropriation of corporate opportunity, unfair competition and fraud,  and  constructive trust issues.  Panda seeks  damages  of approximately $4.8 billion, of which $3.6 billion is  claimed  in punitive damages.  During 1996, the trial court granted an  order that  was,  in  effect,  a  summary  judgment  in  favor  of  the
     defendants.    In  August 1998, an appellate court  reversed  the
     dismissal  and  remanded  the  lawsuit  to  the  district  court.
     Entergy  and other defendants petitioned the appellate court  for
     rehearing,  but  that  petition  was  denied  in  October   1998.
     Entergy's petition to the Texas Supreme Court for review  of  the appellate  court decision was denied in February  1999,  and  the case  has  been  remanded  to  the  district  court  for  further proceedings.  The Company and Entergy believe that Panda's claims have  no  merit and that the Company and Entergy will  ultimately prevail in having the case dismissed.


ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1998

		   Schedule XV Statement of Income


Account                   Description                   Current Year    Prior Year

	 Income
  457    Services rendered to associate companies         $60,194,925    $48,358,384
  458    Services rendered to nonassociate companies           50,396         59,562
  418    Subsidiary Income                                (39,505,136)   (22,937,331)
  419    Interest Income                                      846,159        390,704
  421    Miscellaneous income or loss                     (46,051,195)      (380,904)
							  -----------    -----------
	 Total Income                                     (24,464,851)    25,490,415
							  -----------    -----------

	 Expense
  920    Salaries and wages                                32,241,963     25,216,073
  921    Office supplies and expenses                      17,723,431     15,751,408
  922    Administrative expense transferred - credit       (3,128,234)    (5,782,215)
  923    Outside services employed                         34,345,600     20,155,172
  924    Property insurance                                    80,100         24,576
  925    Injuries and damages                                 169,956        157,707
  926    Employee pensions and benefits                       128,497        665,577
  928    Regulatory commission expense                              -              -
   930.1 General advertising expenses                          16,804         48,156
   930.2 Miscellaneous general expenses                    (2,265,289)       198,205
  931    Rents                                              4,035,310      3,768,988
  932    Maintenance of structures and equipment               (7,404)        62,496
  940    Active Development                                   800,493              -
  403    Depreciation and amortization expense              2,197,487      2,037,137
  408    Taxes other than income taxes                        184,726        267,465
  409    Income taxes                                     (40,898,833)    (7,570,985)
  410    Provision for deferred income taxes                  432,645      2,421,839
  416    Cost & Expense of Merchandising                            -      1,013,697
   426.1 Donations                                             10,571          8,250
   426.5 Other deductions                                      21,916         16,375
  431    Other interest expense                               507,129            326
							  -----------    -----------
					 Total Expense     46,596,868     58,460,247
							  -----------    -----------


				  Net Income or (Loss)   ($71,061,719)  ($32,969,832)
							 ============   ============









				14 of 27 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1998

			  Analysis of Billing

		    Associate Companies - Account 457


					     Direct     Indirect   Compensation     Total
					      Costs       Costs       For Use      Amount
	 Name of Associate Company           Charged     Charged    of Capital     Billed
					      457-1       457-2        457-3
 Entergy ISI                                $2,791,835          $0                $2,791,835

 Entergy S.A.                                   77,295      17,810                    95,105

 Entergy Power International Holdings Ltd.   2,478,458     508,857                 2,987,315

 Entergy Edesur Holdings                       404,550      97,641                   502,190

 Entergy Transener S.A.                         (7,513)       (317)                   (7,830)

 Entergy Power Chile, Inc.                      31,533       7,151                    38,684

 Entergy Richmond Power Corp.                    5,331       1,538                     6,869

 Entergy Power Edegel Inc.                     907,254     209,128                 1,116,381

 Entergy Power CBA Holding Ltd.                  5,139       1,320                     6,459

 Entergy Pakistan, Ltd.                        148,761      34,522                   183,283

 Entergy Power, Inc.                           637,364                               637,364

 Entergy Power Development Corp.            10,285,648   5,604,758                15,890,406

 Entergy Power Operations Corp.              1,910,091     438,936                 2,349,027

 Entergy Technologies Holding Company        4,069,293   1,513,963                 5,583,256

 Entergy Power Marketing Corp.              13,321,948      28,530                13,350,479

 Entergy Trading & Marketing                 1,556,510                             1,556,510

 Entergy International Holdings Ltd.         8,266,475     874,103                 9,140,578

 Entergy Power Generation Corp.                288,630      66,126                   354,756

 Entergy Corp.                               2,119,748     167,044                 2,286,792

 Entergy Technology Corp.                    1,086,598     238,868                 1,325,466
					   -------------------------------------------------
				     TOTAL $50,384,947  $9,809,978     - 0 -     $60,194,925
					   =================================================



				15 of 27 pages


ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1998

			Analysis of Billing

		Nonassociate Companies - Account 458


Instruction:
  Provide a brief description of the services rendered to each nonassociate company:

				  Direct   Indirect Compensation             Excess      Total
				   Cost      Cost     For Use      Total       Or        Amount
  Name of Nonassociate Company    Charged   Charged   of Capital    Cost    Deficiency    Billed
				  458-1     458-2      458-3                  458-4
 Vidalia-Catalyst (Construction         $0        $0                     $0     $50,396    $50,396
   Management)

					----------------------------------------------------------
			  TOTAL         $0        $0                     $0     $50,396    $50,396
					==========================================================






			16 of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

			For the Year Ended December 31, 1998

Schedule XVI-Analysis of Charges for Service-Associate and Nonassociate Companies

Instructions:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


					Associate Company Charges       Nonassociate Company Charges  Total Charges for Service
				     Direct           Indirect           Direct  Indirect              Direct     Indirect
Acct        Description of Items       Cost           Cost       Total   Cost    Cost     Total        Cost       Cost      Total
920   Salaries and Wages           $19,646,905 $  2,968,753 $22,615,658                         $ 19,646,905 $2,968,753 $22,615,658
921   Office Supplies and Expenses   6,564,895    2,374,969   8,939,864                            6,564,895  2,374,969   8,939,864
922   Administrative Exp
       Transferred - Credit         (1,657,309)      13,363  (1,643,946)                          (1,657,309)    13,363  (1,643,946)
923   Outside Services Employed     23,728,089    2,421,457  26,149,546                           23,728,089  2,421,457  26,149,546
924   Property Insurance                56,001        6,805      62,806                               56,001      6,805      62,806
925   Injuries and Damages              24,912        8,434      33,346                               24,912      8,434      33,346
926   Employee Pensions and
       Benefits                          9,498      (28,764)    (19,266)                               9,498    (28,764)    (19,266)
930   General Advertising Expenses      16,804           10      16,814                               16,804         10      16,814
930.2 Miscellaneous General
       Expenses                         84,721          511      85,232                               84,721        511      85,232
931.0 Rents                          1,294,481    1,525,280   2,819,761                            1,294,481  1,525,280   2,819,761
932   Maintenance of Structures and
       Equip.                            3,842            2       3,844                                3,842          2       3,844
403   Depreciation and Amortization
       Expense                         625,391      811,401   1,436,792                              625,391    811,401   1,436,792
408   Taxes Other Than Income Taxes     68,315       36,824     105,139                               68,315     36,824     105,139
409   Income Taxes                      (2,658)          (2)     (2,660)                              (2,658)        (2)     (2,660)
410   Provision for Deferred Income
       Taxes                                                          -                                    -          -           -
416   Cost & Exp of Merchandising                                     -                                    -          -           -
419   Interest Income                 (118,014)    (319,255)   (437,269)                            (118,014)  (319,255)   (437,269)
421   Miscellaneous Income                 (95)      (1,224)     (1,319)                                 (95)    (1,224)     (1,319)
426   Donations                          9,178       21,164      30,342                                9,178     21,164      30,342
426.5 Other Deductions                       -                                                             -          -           -
431.0 Other Interest Expense               (46)         287         241                                  (46)       287         241
				   ------------------------------------------------------------------------------------------------
		 TOTAL EXPENSES     50,354,910            -  50,354,910      -      -      -      50,354,910  9,840,015  60,194,925
      Compensation for use of
	 Equity Capital
      430 Interest on Debt to
	 Associate Companies                 -            -           -      -      -      -               -          -           -
	   TOTAL COST OF SERVICE   $50,354,910   $9,840,015 $60,194,925     $0     $0     $0     $50,354,910 $9,840,015 $60,194,925
				   ================================================================================================

				17 of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

			For the Year Ended December 31, 1998

Schedule XVII-Schedule of Expense Distribution by Department or Service Function

Instructions:
Indicate each departmnet or service function.  (See Instruction 01-3 General
Structure of Accounting System:  Uniform System of Accounts).

								      DEPARTMENT OR SERVICE FUNCTION
Acct                            Total                          Develop-                 Admini-      Entergy    Technical   Security
Number Description of Items    Amount   Executive     Telecom   ment         Legal      stration    Power Mktg  Services    Business
  920 Salaries and Wages   $32,241,963    (120,703)   291,798  12,750,242  1,214,598    5,577,956    8,635,523  3,610,569    281,980
  921 Office Supplies and  $17,723,431     905,917     21,265   9,809,995    466,632    3,488,373    1,439,055  1,525,749     66,445
      Expenses
  922 Admin. Expense       ($3,128,234)  2,690,682             (4,019,314)  (339,111)    (494,881)               (965,610)
      Transferred - Credit
  923 Outside Services     $34,345,600   7,293,008  1,536,363  12,407,326    777,717    9,087,474    1,960,478    422,064    861,170
      Employed
  924 Property Insurance       $80,100       5,481                 74,619
  925 Injuries and Damages    $169,956      24,975       (750)        763                 144,968
  926 Employee Pensions and   $128,497       1,033                159,047                 (28,789)                 (3,189)       395
      Benefits
930.1 General Advertising      $16,804                                                                  16,804
      Expenses
930.2 Miscellaneous General($2,265,289)                        (2,323,770)                (23,832)      82,313
      Expenses
  931 Rents                 $4,035,310     586,078              1,813,099               1,210,160      426,353       (380)
  932 Maintenance of           ($7,404)                           (11,245)                               3,841
      Structures and
      Equipment
  940 Reserve for Active      $800,493     631,781                168,712
      Development
  403 Depreciation and      $2,197,487     150,223                887,377                 875,650      284,237
      Amortization Expense
  408 Taxes Other Than        $184,726      33,322                 30,671                  53,219       67,514
      Income Taxes
  409 Income Taxes        ($40,898,833)    (99,180)               725,946             (41,525,599)
  410 Provision for Defer-    $432,645      78,381               (179,201)                533,465
      red Income Taxes
  416 Cost & Exp of
      Merchandising
426.1 Donations                $10,571       4,500                  2,000        431        1,640        2,000
426.5 Other Deductions         $21,916      14,500      3,098       1,048                     190                              3,080
  431 Other Interest          $507,129                              4,209                 502,920
      Expenses
			   ---------------------------------------------------------------------------------------------------------
      TOTAL EXPENSES       $46,596,868 $12,199,998 $1,851,774 $32,301,524 $2,120,267 ($20,597,086) $12,918,118 $4,589,203 $1,213,070
			   =========================================================================================================
						18 of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

			  For the Year Ended December 31, 1998

		    Departmental Analysis of Salaries - Account 920

						   Departmental Salary Expense

	  Name of Department                          Included in Amounts Billed to   Number of
	 Indicate each department        Total     Parent      Other         Non      Personnel
	 or service function             Amount    Company   Associates   Associates End of Year
Executive                                ($120,703)             ($120,703)                  13
Development, Telecom, Power Mkting,     25,570,112            $25,570,112                  101
     Technical Svcs, Security
Legal                                    1,214,598             $1,214,598                    8
Administration                           5,577,956             $5,577,956                  109



				       -----------            -----------                -----
			       TOTAL   $32,241,963            $32,241,963                  231
				       ===========            ===========                =====


					 19 of 27 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1998

	       Outside Services Employed - Account 923


Instructions:
  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

						  Relationship
						"A" - Associate
						   "NA" - Non
   From Whom Purchased         Address             Associate         Amount

See pages 20-A thru 20-J                                           $34,345,600
								   ===========




			     20 of 27 pages


   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		  For the Year Ended December 31, 1998

		 Outside Services Employed - Account 923


										Relationship
									       "A"- Associate
										 "NA" - Non
	 From Whom Purchased                          Address                    Associate        Amount
ABB Power T & D Company, Inc.          Electronic Systems Tech. Institute            NA              43,175
				       1021 Main Campus Drive
				       Raleigh, NC 27606

Adams and Reese                        4500 One Shell Square                         NA              41,876
				       New Orleans, LA  70139

Akin, Gump, Strauss, Hauer             1900 Penzoil Place                            NA             872,673
				       So. Tower 711 Louisiana Street
				       Houston, TX  77002

Allen & Overy                          National Westminster                          NA              54,717
				       London, England  EC2P2AP

Arthur, Robinson & Hedderwicks         GPO Box 1776Q                                 NA             167,716
				       Melbourne, Australia

Bainbridge, I.                                                                       NA              31,363


Barnes, William                        68 Holland Park Avenue                        NA              49,374
				       London, England

Barton Willmore Planning Partnership   Intercell House                               NA              53,684
				       1 Coldhame Lane
				       Cambridge, England

Berliner Associates                    3936 Cedar Bayou Drive                       N/A              27,603
				       Dallas, TX 75244


BHP Engineering Pty., Ltd.             P.O. Box 1237                                N/A             173,714
				       North Sydney, AU


Black & Veatch                         P.O. Box 27-258                               NA             658,014
				       Kansas City, MO  64180

Blake, Dawson, Waldron                 Level 39, 101 Collins Street                  NA              58,387
				       Melbourne, AU

Bronson, Bronson & Mckinnon            P.O. Box 45952                               N/A              27,855
				       San Francisco, CA 94145

				20A of 27 pages

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1998

	       Outside Services Employed - Account 923


									  Relationship
									 "A"- Associate
									   "NA" - Non
       From Whom Purchased                       Address                   Associate       Amount
Brosio, Casati E. Associates       00197 Roma                                  N/A            61,265
				   Via Bertaloni, Italy

Buchanan Ingersoll                 One Oxford Centre                           NA             43,234
				   301 Grant Street
				   Pittsburgh, PA  15219

Cambridge Energy Research Asso     Charles Square                              NA            127,596
				   20 University Rd.
				   Cambridge, MA  02138

Carbon Consulting International    GPO Box 2609                                NA             42,889
				   Brisbane QLD, Australia

Career Placement Temporaries       4444 Richmond Ave.                          NA             27,605
				   Houston, TX  77027-6798

Cedant Mobility                    400 East Las Colinas Blvd.                  NA             38,753
				   Irving, TX  75039

Centurian Computers Limited        82 Sellons Ave.                             NA             43,324
				   London, England

Chadbourne & Parke                 1101 Vermont Avenue NW                      NA            666,769
				   Washington, D.C. 20005

Chittanaranjan Kaul                B. 1602 Birchwood                           NA            120,524
				   Powai, Mumbai

Cid de Azevedo Costa Junior        Rua Cosme Velho 415                         NA            108,046
				   Rio de Saneiro, Brazil  22241-090

Citibank N.A. - London             London, England                             NA            147,886

Clifford Chance                    30th Floor Jardine House                    NA            605,818
				   One Connaught Place
				   Hong Kong

Commercial Testing & Engineering   1919 S. Highland Ave, Suite 210-B           NA            163,338
				   Lombard, IL 60148

Cooper, Graham                     50806 Mountain Hwy                          NA             64,233
				   Eatonville, WA 98328

			     20B of 27 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1998

		Outside Services Employed - Account 923


								      Relationship
								     "A"- Associate
								       "NA" - Non
    From Whom Purchased                     Address                    Associate        Amount
Computer Systems Authority   6800 LBJ Freeway                              NA              27,081
			     Suite 181
			     Dallas, TX  75240

Coopers & Lybrand - Checks   P. O. Box 841221                              NA             831,893
			     Dallas, TX  75284-1221

Cox, Mickey                  900 S. Shackleford Road, Suite 210            NA              39,214
			     Little Rock, AR  72211

Dames & Moore Pty. Ltd.      135 Wickham Terrace                           NA              47,667
			     Brisbane QLD, Australia

Deloitte & Touche LLP        P.O. Box 52578                                NA              64,230
			     Los Angeles, CA 90074

Deloitte & Touche Tohmatsu   Ave. Presidente Wilson 231,22                 NA              60,372
			     20030-021
			     Rio De Janeiro, Brazil

Diamond Data Systems         3501 Chateau Blvd                             NA              65,878
			     Kenner, LA 70065

Dominguez, Bernardo          Los Nieves 3320 Depto 1402 Victacura          NA              33,803
			     Santiago, Chile

Duke/Fluor Daniel Inc.       P. O. Box 951311                              NA              47,500
			     Dallas, TX  75395-1311

Ecology and Environment      368 Pleasantview Drive                        NA             131,861
			     Lancaster, NY 14086

Ellis, Richard               Rua Alexandre Dumas                           NA              28,058
			     1711 8 Andar
			     04717-004 Sao Paulo

EnCon Associates             233 Needham Street                            NA             111,000
			     Newton, MA  02164

Energetica-Tech              SCN  Qd. Ed.  Centro Empresarial              NA              51,119
			     Encol - Torre B
			     Sala 1201 a 1204-Brasilia DF
			     Brazil


			     20C of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1998

	       Outside Services Employed - Account 923


									Relationship
								       "A"- Associate
									 "NA" - Non
       From Whom Purchased                      Address                  Associate       Amount
Energy Resources & Generation     1/3 (FF), Kalkaji Extention                NA             128,800
				  New Delhi, India

Entergy Enterprises, Inc.         900 S. Shackleford Road, Suite 210         A              304,865
				  Little Rock, AR  72211

Entergy Services, Inc.            639 Loyola Avenue                          A           15,079,820
				  New Orleans, LA  70113

Estudio Juridico Otero            Huerfanos 835, Piso 10                     NA              49,809
				  Santiago, Chile

Evants, Tommy                     1412 West 58th Street                      NA              67,401
				  North Little Rock, AR 72118

Fernandez Quiroga & Onetto, Ab    Reconguisha 379 Piso                       NA             286,468
				  Buenos Aires, Argentina

Fluor Daniel, Inc.                3353 Michelson                             NA             198,521
				  Irvine, CA 92698

F.G. Hyde, Inc.                   16316 E. Soriano Dr.                       NA             118,365
				  Hacienda Heights, CA  91745

General Physics Corporation       P. O. Box 630635                           NA              44,977
				  Baltimopre, MD  21263-0635

Geotechnica Consutores S.A.       Dario urzua 1944 - Providencia             NA              29,835
				  Santiago, Chile

Glen Irvine International         Coutts & Co.                               NA             233,897
				  Mayfair London  WIY 6DP

Global View Software              223 West Jackson Blvd.                     NA              63,339
				  Chicago, IL 60606

Gordon, Arata, McCollam           201 St Charles Ave                         NA             318,347
				  40th Floor
				  New York, NY  70170

Harteneck Lopez y Cia             25 de Mayo 460                             NA              40,730
				  Piso 3 Of. 308
				  Argentina


				20D of 27 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		  For the Year Ended December 31, 1998

		Outside Services Employed - Account 923


								      Relationship
								     "A"- Associate
								       "NA" - Non
      From Whom Purchased                     Address                  Associate        Amount
HDH Construction Consultants     619 Severn Ave.                           NA             103,728
				 Suite 301
				 Annapolis, MD 21403

HFS Mobility Services            P.O. Box 73049                            NA             115,868
				 Chicago, IL 60673

I.S.I. Enterprises               7312 Western Ave.                         NA              26,222
				 Chevy Chase, MD 20815

ILEX Associates                  The National Westminster Bank             NA             115,135
				 32 Cornmarket Street
				 Oxford, England

Integrated Partnerships          18300 Van Karman Ave.                     NA              57,283
				 Irvine, CA 92612-1025

Intercontinental Executive Group P.O. Box 766                              NA              39,600
				 Richboro, PA 18954-9998

International Network Services   P.O. Box 200776                           NA              38,700
				 Dallas, TX 75320-0776

Ivy Hill Partners                7 Shipwright Harbor                       NA             110,385
				 Annapolis, MD 21401

Jackson Walker L.L.P.            100 Louisiana                             NA              42,800
				 Suite 420, P.O. Box 4771
				 Houston, TX 77210-4771

Jones, Day, Reavis & Pogue       Bucklersubury House                       NA              51,886
				 London, UK  EC4N 8NA

Jordan, LLC                      18101 Von Karman Ave                      NA             125,983
				 Suite 1280, Lakeshore Towers
				 Irvine, CA 92612

Kennedy & Donkin Power           Westbrook Mills                           NA              44,073
				 Godalming
				 Surrey GU7  2  AZ, England

Kenneth C Kern Personel Services 4444 Richmond Ave.                        NA             146,940
				 Houston, TX  77027



				20E of 27 pages

 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1998

	      Outside Services Employed - Account 923


								       Relationship
								      "A"- Associate
									"NA" - Non
       From Whom Purchased                      Address                 Associate       Amount
Larsen, Kent                       dba KAL                                  NA            184,895
				   3145 Caminiro Ricardo
				   Olivenhain, CA 92024

Leboeuf, Lamb, Greene & McRae      #1 Minster Court                         NA             26,868
				   London, England

Linklaters & Paines                59-67 Gresham Street                     NA             66,437
				   Barrington House
				   London, England

Locke Purnell Rain Harrell         2200 Ross Avenue, Ste. 2200              NA             56,369
				   Dallas, TX  75201

Luthra & Luthra Law Office         103, Oskoka Estate                       NA            148,784
				   Barakhamba Road
				   New Delhi, India

Marcanthony Simms                  40 Roselle Street                        NA             31,203
				   Mineola, NY 11501

Charlene Marsh                     3 Coray Circle                           NA            111,137
				   Little Rock, AR  72211

McDermott, Will & Emery            50 Rockefeller Plaza                     NA            133,136
				   New York, NY  10020-1605

Mayer Brown & Platt                190 South Lasalle Street                 NA            293,437
				   Chicago, IL  60604

McGrigor, Donald                   63 Queen Victoria Street                 NA             36,521
				   London, England

McKinsey & Company Inc.            Acct. Dept                               NA          1,363,675
				   2 Houston Center, Suite 3500
				   Houston, TX 77010

McLennan Magasanik Associates      76 Bridport St.                          NA             84,377
				   Albert Park
				   Melbourne, Australia

Merz and McLellan                  Amber Court                              NA             98,640
				   William Armstrong Drive
				   Newcastle Business Park, UK


				20F of 27 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1998

		Outside Services Employed - Account 923


									    Relationship
									   "A"- Associate
									     "NA" - Non
	 From Whom Purchased                       Address                   Associate        Amount
Michael Myers and Associates          500 N. Michigan Avenue                     NA              69,457
				      Chicago, IL 60611

Millbank Tweed Hadley and McCloud     1 Chase Manhattan Plaza                    NA              26,418
				      New York, NY 10005- 1413

Morrison & Foerster LLP               P.O. Box 60000                             NA             125,386
				      San Francisco, CA  94160

Nations Bank                          80 Raffles Place #2                        NA              32,730
				      Singapore

Ned Tennebaum & Partners              9200 South Dadeland                        NA              61,597
				      Miami, FL 33156

Nuricon Union (PTE) Ltd.              4th Floor, Mubarak Manzil                  NA              79,992
				      39 Garden Road
				      Karachi, Pakistan

Oman, Carl S.                         149 West Patricia Rd                       NA              39,555
				      Holland, PA 18966

Paulissen, Peter                      10422 Brightwood Drive                     NA             101,338
				      Santa Ana, CA 92705

Pellegatta, Carlo                     CP Marketing                                              117,659
				      Via A Dello Pergola II
				      Milan, Italy  20159

Peregrine Capital Limited             The Hong Kong & Shan                       NA             104,298
				      Hong Kong

Perez, Alati, Grondona, Benite        Suipacha 1111                              NA              49,954
				      Buenos Aires

Phelps Dunbar                         400 Poydras Street                         NA             174,594
				      Texaco Center
				      New Orleans, LA  70130

Phillips Fox                          255 Elizabeth Street                       NA             126,336
				      Sydney, Australia

Pillsbury Madison & Sutro             P.O. Box 60000                             NA             111,542
				      San Francisco, CA  94160


				20G of 27 pages


ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1998

	       Outside Services Employed - Account 923


									    Relationship
									   "A"- Associate
									     "NA" - Non
	 From Whom Purchased                        Address                  Associate       Amount
Pinheiro Neto Advogados                Bank of Boston Inter                      NA             98,238
				       New York, NY  2517533

Power Capital Limited                  58/60 Kensington CHU                      NA             55,832
				       London, England

Power Generations Inc.                 179 Wolf Willow Cres                      NA            143,106
				       Edmonton , Albert T5T IT3

Power Security & Quality Consultants   Wire                                      NA            273,670

PriceWaterhouseCoopers                 Various Locations                         NA            298,060


Project Consultants Int'l Inc.         West Wing Bldg., P.O. Box 1111            NA            109,760
				       Grand Caymen, Caymen Islands
				       British, West Indies

Rath, Young & Pignatelli PA            P.O. Box 1500                             NA             87,864
				       Concord, NH 03302-1500

Raytheon Engineers & Construct         P. O. Box 8500- S 5450                    NA            472,510
				       Philadelphia, PA  19178

Reid & Priest                          40 West 57th Street                       NA             95,941
				       New York, NY  10019

Resch, Kevin                           15225 Pocahantas Rd.                      NA             33,804
				       Apple Valley, CA 92307

Rieth, Robert J.                       12602 RipVan Winkle Drive                 NA             57,928
				       Houston, TX 77024

Royal Bank of Scotland                 Six Battery Rd.                           NA             30,731
				       Singapor

Saul Cohen & Assoc.                    30 Eliot Lane, Suite 102                  NA             41,683
				       Stanford, CT06903

Sawtell, Joseph                        15614  S. Lammer Road                     NA             32,363
				       Oregon City, OR  97045

Sidley & Austin                        One First National Plaza                  NA            195,143
				       Chicago, IL  60603


				20H of 27 pages

 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1998

	       Outside Services Employed - Account 923


									  Relationship
									 "A"- Associate
									   "NA" - Non
	 From Whom Purchased                       Address                 Associate       Amount
SSI, Inc.                             dba Spencer Stuart                       NA              42,222
				      P.O. Box 98991
				      Chicago, IL  60693

Sigla S.A.                            Wire                                     NA             131,890

Skadden, Arps, Slate, Meagher         919 Third Ave                            NA             219,104
				      New York, NY  10022

Skelly & Loy, Inc.                    2601 North Front Street                  NA             195,365
				      Harrisburg, PA 17110

Skills & Solutions Limited            3 Arden Close                            NA              46,066
				      Bovingfon Herts  HP3 OQS

Smith, Herbert                        Exchange House                           NA              34,290
				      Primerosa Street
				      London, England

Source Services Corporation           P.O. Box 970956                          NA              31,398
				      Dallas, TX 75397-0956

Star Staffers                         P.O. Box 926112                          NA              87,240
				      Houston, TX 77292

Stewart, Reid & Co.                   Level 12                                 NA              38,791
				      Sydney, Australia

Stone & Webster Engineering Co.       P.O. Box 1611                            NA             129,912
				      Boston, MA 02205-1611

Swiatlo, David                        4700 W. Ingraham Ter.                    NA              30,570
				      Coral Gables, FL  33133

The Austin Group                      11511 Katy Freeway, Suite 290            NA              27,000
				      Houston, TX 77079

Trans Energy Management               5555 San Felipe # 1750                   NA             156,017
				      Houston, TX  77056

Trans Lux                             110 Richards Avenue                      NA              27,884
				      Norwalk, CT  06854-1692


				20I of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1998

	       Outside Services Employed - Account 923


								     Relationship
								    "A"- Associate
								      "NA" - Non
      From Whom Purchased                    Address                  Associate        Amount
Troutman, Sanders LLP           600 Peachtree St.                         NA               62,971
				Atlanta, GA 30308-2216

Veirano E Advogados Associados  CAIXA Postal 2748                         NA              211,938
				Rio De Janeiro, Brasil

Walker, W. S. & Company         Calcdonian House                          NA              147,544
				P.O. Box 265
				George Town, Grand Cayman, Cayman
				Islands

Warburg Dillon Read             Bahnhofstrase 45                          NA              113,074
				CH-8098
				Zurich

Whiting, Douglas B.             8555 Rumex Lane                           NA               41,441
				San Diego, CA 92129

Wink Incorporated               4949 Bullard Ave.                         NA               85,353
				New Orleans, LA 70128

Whitmon Breed Abbott & Morgan   200 Park Avenue                           NA               54,169
				New York, NY  10166

Wong, Rosalind Eng              1005 Concord Avenue                       NA               54,403
				Montebello, CA 9060

Zahra Network Service           174 Empire Rd.                            NA               55,301
				Pervale

Zai*Net Software, Inc.          747 Third Ave                             NA               32,303
				New York, NY  10017

Others (330)                    Various                                                 2,361,498


										      -----------
Total                                                                                 $34,345,600
										      ===========
				20J of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		       For the Year Ended December 31, 1998

		   Employee Pensions and Benefits - Account 926


Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

			      Description                     Amount

This item includes primarily costs billed from Entergy       $128,497
  Services, Inc. and are not benefits of EEI
Pension plan and benefits program costs are allocated
  as part of payroll costs.

							     --------
						   TOTAL     $128,497
							     ========






      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		       For the Year Ended December 31, 1998

		   General Advertising Expenses - Account 930.1


Instructions:
Provide  a  listing of the amount included in Account 930.1, "General
Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

					Name of Payee Amount  Amount

Entergy Power Marketing advertisements   Brian's Ads          $ 7,823
					 Other                  8,981






							      -------
						   TOTAL      $16,804
							      =======

				  21 of 27 pages

       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		      For the Year Ended December 31, 1998

		 Miscellaneous General Expenses - Account 930.2


Instructions:
Provide a listing of the amount included in Account 930.2, "Miscellaneous
General Expenses," classifying such expenses according to their nature.
Payments and expenses permitted by Section 321(b)(2) of the Federal Election
Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

		   Description                                          Amount

 Director Fees and Expenses(includes($26,699) prior year correction)   ($18,699)
 Entergy Retail Services Billing (Offset in other expense accounts)  (2,323,771)
 Office Expenses                                                          2,402
 Subscriptions                                                           11,393
 Dues                                                                    42,087
 Misc. Employee Expenses                                                 11,518
 Training & Recruiting                                                    9,407
 Miscellaneous                                                              375
								    ------------
							TOTAL       ($2,265,288)
								    ============


     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		      For the Year Ended December 31, 1998

			      Rents - Account 931


Instructions.
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

	      Type of Property                                   Amount

     Building                                                 $3,794,457
     Office Equipment                                            237,145
     Other                                                         3,708


							      ----------
						       TOTAL  $4,035,310
							      ==========

			      22 of 27 pages


     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		      For the Year Ended December 31, 1998

		   Taxes Other Than Income Taxes - Account 408


Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate
the analysis into two groups: (1) other than U.S.  Government  taxes, and (2)
U.S. Government taxes.    Specify  each  of  the various kinds of taxes and
show the amounts thereof.  Provide a subtotal for each class of tax.

	    Kind of Tax                                          Amount

     Franchise & Gross Receipts                                   $ 93,368
     Austalian Government & Withholding Tax                          1,889
     Payroll Tax Loading                                            14,988
     Personal Property Taxes                                        70,600
     California Unitary Tax                                          3,750
     Miscellaneous                                                     131



								  --------
							TOTAL     $184,726
								  ========

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		      For the Year Ended December 31, 1998

			    Donations - Account 426.1

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

	 Name of Recipient                                       Amount

     Camino Health Center Auxiliary                             $ 4,500

     Other (7)                                                    6,071





								-------
						     TOTAL      $10,571
								=======





				23 of 27 pages

 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		  For the Year Ended December 31, 1998

		    Other Deductions - Account 426.5


Instructions:
Provide a listing of the amount included in Account 426.5, "Other
Deductions," classifying such expenses according to their nature.

	    Description                 Name of Payee      Amount

     Club Memberships and Dues         Various            $21,916





							  -------
						TOTAL     $21,916
							  =======

	       ANNUAL REPORT OF ENTERGY ENTERPRISES, INC.

		  For the Year Ended December 31, 1998

	      Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



See Notes to Financial Statements on pages 13A - 13E




			     24 of 27 pages

	  ANNUAL REPORT OF ENTERGY ENTERPRISES, INC.

	     For the Year Ended December 31, 1998

	    Schedule XIX - Financial Data Schedule


Item No. Caption Heading                                              Amount

1        Net Service Company Property                               $5,471,490
2        Total Investments                                              65,279
3        Total Current and Accrued Assets                           37,392,770
4        Total Deferred Debits                                      12,897,107
5        Balancing Amount For Total Assets and Other Debits                  -
6        Total Assets and Other Debits                              56,426,646
7        Total Proprietary Capital                                  17,590,481
8        Total Long-Term Debt                                       17,500,000
9        Notes Payable                                                       -
10       Notes Payable to Associated Companies                               -
11       Balancing Amount For Total Current and
	 Accrued Liabilities                                        21,379,987
12       Total Deferred Credits                                        (43,822)
13       Accumulated Deferred Income Taxes                                   -
14       Total Liabilities and Proprietary
	 Capital                                                    56,426,646
15       Services Rendered to Associate
	 Companies                                                  60,194,925
16       Services Rendered to Nonassociate
	 Companies                                                      50,396
17       Miscellaneous Income or Loss                              (84,710,172)
18       Total Income                                              (24,464,851)
19       Salaries and Wages                                         32,241,963
20       Employee Pensions and Benefits                                128,497
21       Balancing Amount For Total Expenses                        14,226,408
22       Total Expenses                                             46,596,868
23       Net Income (Loss)                                         (71,061,719)
24       Total Expenses (Direct Costs)                              36,786,890
25       Total Expenses (Indirect Costs)                             9,809,978
26       Total Expenses (Total)                                  $  46,596,868
27       Number of Personnel End of Year                                   231



					25 of 27 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

				 Organization Chart

			       See page 26-A






			   Methods of Allocation

 Indirect costs are allocated monthly to each project based on the direct
		      dollars charged to the project.











	Annual Statement of Compensation for Use of Capital Billed

			   -  Not applicable  -




















			    Page 26 of 27 Pages

       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
			 (UNCONSOLIDATED)

			Organization Chart



      DIRECTORS

Jerry D. Jackson       Chairman
C. John Wilder         Director
Gary S. Fuqua          Director

       OFFICERS

Charles J. Brown, III  Group President, Project Development-EPG

Shaid J. Malik         Senior Vice President

Gary S. Fuqua          Vice President-Finance and Treasurer

Michael G. Thompson    Senior Vice President-Law and Secretary

David W. Carter        Vice President

Lawrence S. Folks      Vice President

Robert A Keegan        Vice President

John J. Ludwig         Vice President-Operations

James E. Moss          Vice President-Business Development

William J. Regan, Jr.  Vice President

David Stoner           Vice President and General Manager-Europe

Laurence M. Hamric     Assistant Secretary

Frederick F. Nugent    Assistant Secretary

Stephen T. Refsell     Assistant Secretary



			 26A of 27 pages


    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
		      (UNCONSOLIDATED)

		      Signature Clause


Pursuant to the requirements of the Public Utility Holding
Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





				Entergy Enterprises, Inc.
				 (Name of Reporting Company)

				By: /s/ Gary S. Fuqua
				(Signature of Signing Officer)

				      Gary S. Fuqua
			    Vice President-Finance and Treasurer
			  (Print Name and Title of Signing Officer)



Date:  April 28, 1999





				27 of 27 pages

